Filenr. 082-04865

HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

June 1, 2007

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted is also attached to this letter. The file number of Hagemeyer N.V. is: 082-04865.

Kind regards,

H. Bijl
Company Secretary

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since April 13, 2007

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
20 April 2007	English + Dutch	Trading Update – First Quarter 2007
25 April 2007	English + Dutch	Hagemeyer Annual General meeting of Shareholders approves 2006 dividend proposal and all other agenda items

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
25 April 2007	Dutch	Dividend distribution
26 April 2007	English	Adjustment of conversion price Hagemeyer convertible bonds € 135,000,000 – 3.50% (2005-2012)

4. ACCOUNTS

Language	Subject
-	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change

6. OTHER

Date	Language	Subject


HAGEMEYER
HAGE
HAGE

PRESS RELEASE

Trading Update First Quarter 2007

Hagemeyer Trading Update Q1 2007

Highlights

- Total net revenue of € 1,531 million for the Group, an increase of € 82 million compared to Q1 2006 (net revenue of € 1,449 million)
- Group organic revenue growth of 8.0% (Q4 2006: 11.8%; Q1 2006: 8.6%)
- PPS organic revenue growth of 8.2%, of which approximately three-quarters was due to price increases mainly related to copper prices and general price inflation in our markets (Q4 2006: 12.7%; Q1 2006: 8.4%)
- PPS ROIC objectives for 2007 and 2009 remain unchanged

Organic revenue growth[1]	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS	**8.2%**	11.6%	12.7%	12.3%	13.3%	8.4%
ACE	**5.4%**	10.2%	(0.2%)	8.9%	24.8%	12.6%
Group total	**8.0%**	11.5%	11.8%	12.1%	14.0%	8.6%

Net revenue (in € millions)	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS	**1,446**	5,824	1,547	1,478	1,435	1,364
ACE	**85**	404	114	102	103	85
Group total	**1,531**	6,228	1,661	1,580	1,538	1,449

[1] Organic revenue growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange rates and acquisitions and divestments.

Rudi de Becker, CEO

"Hagemeyer continued to show good sales growth in the first quarter. In addition to the outstanding performance of our people in the field, high copper cable prices and strong markets in Europe and Asia-Pacific also contributed significantly to this growth. We continued to gain market share in many of our markets. Our sales growth in the Nordics, Spain and Germany was particularly notable. In spite of some weakness in the US market, we remain positive about 2007 and expect to further improve our Group profitability."

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

Group Review

Net revenue (in € millions)	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS	**1,446**	5,824	1,547	1,478	1,435	1,364
Agencies/CE	**85**	404	114	102	103	85
Total net revenue	**1,531**	6,228	1,661	1,580	1,538	1,449
Net senior debt [1]	***233***	*163*	*163*	*294*	*284*	*245*

[1] Net senior debt at the end of the reporting period

Net revenue

Group net revenue in the first quarter of 2007 was € 1,531 million (Q1 2006: € 1,449 million). Organic growth was 8.0% (Q4 2006: 11.8%) or € 101 million.

The net effect of acquisitions and divestments led to an increase in revenue of € 12 million, mainly as a result of the acquisition of BREVA in Belgium. Foreign exchange rate movements decreased revenue by € 31 million. The largest effect came from the US dollar, the Canadian dollar, the Australian dollar and the Mexican peso. All of these currencies weakened against the euro.

Organic revenue growth for the PPS business was 8.2% in Q1 2007 (Q4 2006: 12.7%), with strong growth in Europe and Asia-Pacific. Organic growth for the ACE activities was 5.4% (Q4 2006: 0.2% negative).

Financial position

Net senior debt was € 233 million at 31 March 2007 (31 December 2006: € 163 million). The increase of € 70 million in Q1 2007 was mainly the result of a seasonal increase of working capital, acquisition-related cash outflow, as well as payments related to the purchase of own shares related to remuneration programmes.

Objectives 2007/2009

Our objective is to further improve our profitability in 2007. The PPS ROIC goal for 2007 remains 9%.

Our objective for 2009 remains an ROIC of 11% to 15% for the PPS business.

Naarden, 20 April 2007
HAGEMEYER N.V.
Board of Management

In 2006 Hagemeyer had net revenues of € 6.2 billion and employed approximately 17,500 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

Professional Products and Services (PPS)

Organic growth[1]	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS Europe	12.5%	12.8%	16.8%	14.8%	13.3%	5.9%
PPS Germany	10.6%	14.6%	21.8%	15.1%	14.1%	6.4%
PPS Other Central Europe	12.7%	17.6%	16.5%	19.5%	21.3%	13.4%
PPS UK	2.4%	8.6%	8.7%	10.2%	9.1%	6.3%
PPS Nordics	21.5%	13.3%	19.4%	18.5%	12.1%	2.2%
PPS Spain	23.4%	15.9%	19.3%	13.9%	21.5%	8.6%
PPS North America	(4.0%)	9.0%	2.0%	5.2%	13.8%	15.0%
PPS USA	(3.9%)	9.1%	1.9%	5.3%	14.4%	15.1%
PPS Asia-Pacific	9.8%	10.4%	10.7%	13.8%	11.6%	7.7%
PPS Total	8.2%	11.6%	12.7%	12.3%	13.3%	8.4%

[1] Organic growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange rates and acquisitions and divestments.

Net revenue
Net revenue in Q1 2007 for the PPS business amounted to € 1,446 million (Q1 2006: € 1,364 million). Organic revenue growth was € 97 million.

The net effect of acquisitions and divestments was € 14 million positive. Foreign exchange rates reduced PPS net revenue by € 29 million.

Europe

Germany
Organic revenue growth in Germany was 10.6% in Q1 2007 (Q4 2006: 21.8%). Strong growth was shown by all German regions, both in the Construction & Installation and Industrial segments. A healthier economic situation in the electrical wholesale industry, mild weather conditions during the first quarter and a successful Industrial sales campaign positively affected Q1 revenue growth. The opening of new branches in the Construction & Installation segment also contributed to growth.

Other Central Europe
Our operations in Switzerland, the Netherlands and Austria showed considerable organic growth in Q1 2007 in both the C&I and Industrial segments.

BREVA in Belgium, which was acquired effective 1 January 2007, has now been fully consolidated into the group figures. In 2007 BREVA's revenue growth is not reported as organic growth, as it is acquisition-related. Compared to Q1 2006, revenue growth in Belgium was very strong in the first quarter of 2007.

UK
With only 2.4% organic growth in Q1 2007 (Q4 2006: 8.7%), our UK business had a relatively slow start to the year. However, before focusing on sales growth and increasing market share, further improving our gross margin, operational efficiency and working capital productivity remain our priorities for the foreseeable future. As a result, we have become very selective in accepting new low-margin business. In addition, after the winding down of the large Terminal 5 project at Heathrow Airport, we have also experienced some weakening of our project business in the South. We do expect our project business to pick-up again in the second half of the year. We are focusing our sales efforts in the UK on further improving the quality of sales management and sales force and on increasing our sales to the small and medium-sized (SME) customer segment and on growing our industrial business.

Nordics
The Nordics region achieved 21.5% organic revenue growth in Q1 2007 (Q4 2006: 19.4%; Q1 2006: 2.2%), clearly outperforming the market. The high growth in the quarter was supported by strong sales to both Construction & Installation and Industry. Market conditions were generally positive, with substantial activity increase seen in all customer segments. The subsidiaries of our Nordics region in the emerging markets, i.e. China, Russia, Poland and the Baltic States, all contributed to the positive revenue development in Q1 2007.

Spain
With an organic revenue growth of 23.4% in Q1 2007 (Q4 2006: 15.9%), our operation in Spain, already number one in the market, further increased its market share. Sales growth was strong in all business segments and product categories. Solar panels and public projects were important drivers of this spectacular growth. Good progress was also made in the Industrial market. The new Regional Distribution Centre for Catalonia became operational in the first quarter, six weeks ahead of schedule.

North America
In North America, organic revenue growth for Q1 2007 was 4.0% negative (Q4 2006: 2.0% positive). Organic revenue growth in the USA decreased from 1.9% positive in Q4 2006 to 3.9% negative in Q1 2007. This decrease was mainly caused by a high comparison base in Q1 2006 as a result of a very large construction project in the South-East, the winding-down of a large low-margin MRO customer contract during 2006 and a reduction of manufacturing levels at some of our industrial customers.

The decline in residential construction in the USA had a limited impact as residential construction only represents a small share of our business.
In this weakening economic environment, our US operation continues to focus on improving gross margin and cost productivity.

Growth in Canada also slowed in Q1 2007, primarily due to the slowdown of project business in the oil sector, which is expected to pick-up in the second half of the year.
In Mexico, growth in the industrial segment was mainly driven by new customer contract.

Asia-Pacific
Revenue growth for Q1 2007 in Asia Pacific was 9.8% (Q4 2006: 10.7%). In Australia growth was positive, both in Construction & Installation and in Industry.

Our operations in Malaysia, Thailand and Singapore grew strongly in Q1 2007, mainly driven by the increase of our product/service offering and the expansion of our customer base.

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

Agencies/Consumer Electronics (ACE)

Organic growth [1]	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Agencies/CE	**5.4%**	10.2%	(0.2%)	8.9%	24.8%	12.6%

[1] Organic growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange rates and acquisitions and divestments.

Net revenue

Net revenue in Q1 2007 for the ACE business amounted to € 85 million (Q1 2006: € 85 million). Organic revenue growth was € 4 million or 5.4% (Q4 2006 0.2% negative; Q1 2006: 12.6%).

The net effect of acquisitions and divestments was € 2 million negative. Foreign exchange rates reduced ACE net revenue by another € 2 million.

Strong revenue growth was established by our ACE activities in the Netherlands throughout the first quarter, due to strong sales in flat TVs and digital still cameras. Our ACE businesses in Asia and Australia slowed down in Q1 2007.

This press release includes forward-looking statements. Other than statements of historical fact, all statements included in this press release, including, without limitation, those regarding our financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors relating to the company, including: our ability to enhance operational performance, increase our revenue and improve our margins; our ability to reduce spending and losses; our ability to reduce our indebtedness, if and when necessary; our liquidity needs exceeding expected levels; our ability to maintain our relationships with suppliers, insurers and customers; our ability to maintain our market share in the markets in which we operate; the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety, maintenance, repair and operations products; and our anticipated future results. Many of our assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Our assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments. Actual results may differ materially from those expressed in these forward-looking statements, and one should not place undue reliance on them. The forward-looking statements contained herein speak only as of the date on which they are made and are subject to change without notice and other than as required by applicable law or the applicable rules of any exchange on which our securities may be traded, we have no intention or obligation to update forward-looking statements.

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

ANNEX

Summary organic revenue growth

Organic revenue growth – on a same number of working days basis

Organic growth [1]	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS Europe	**12.5%**	**12.8%**	**16.8%**	**14.8%**	**13.3%**	**5.9%**
PPS Germany	*10.6%*	*14.6%*	*21.8%*	*15.1%*	*14.1%*	*6.4%*
PPS Other Central Europe	*12.7%*	*17.6%*	*16.5%*	*19.5%*	*21.3%*	*13.4%*
PPS UK	*2.4%*	*8.6%*	*8.7%*	*10.2%*	*9.1%*	*6.3%*
PPS Nordics	*21.5%*	*13.3%*	*19.4%*	*18.5%*	*12.1%*	*2.2%*
PPS Spain	*23.4%*	*15.9%*	*19.3%*	*13.9%*	*21.5%*	*8.6%*
PPS North America	**(4.0%)**	**9.0%**	**2.0%**	**5.2%**	**13.8%**	**15.0%**
PPS USA	*(3.9%)*	*9.1%*	*1.9%*	*5.3%*	*14.4%*	*15.1%*
PPS Asia-Pacific	**9.8%**	**10.4%**	**10.7%**	**13.8%**	**11.6%**	**7.7%**
PPS Total	**8.2%**	**11.6%**	**12.7%**	**12.3%**	**13.3%**	**8.4%**
Agencies/CE	**5.4%**	**10.2%**	**(0.2%)**	**8.9%**	**24.8%**	**12.6%**
Group total	**8.0%**	**11.5%**	**11.8%**	**12.1%**	**14.0%**	**8.6%**

[1] Organic growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange rates and acquisitions and divestments.

Organic revenue growth – not adjusted for working days

Organic growth [2]	Q1 2007	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
PPS Europe	**11.7%**	**12.2%**	**15.6%**	**13.1%**	**8.7%**	**11.0%**
PPS Germany	*8.9%*	*13.7%*	*20.0%*	*13.3%*	*8.7%*	*11.5%*
PPS Other Central Europe	*11.2%*	*17.1%*	*15.1%*	*17.6%*	*18.1%*	*17.5%*
PPS UK	*2.4%*	*8.6%*	*8.7%*	*8.5%*	*5.7%*	*11.6%*
PPS Nordics	*20.5%*	*12.5%*	*17.8%*	*16.8%*	*6.8%*	*7.4%*
PPS Spain	*23.4%*	*14.9%*	*17.3%*	*12.1%*	*15.9%*	*13.9%*
PPS North America	**(5.3%)**	**8.8%**	**1.7%**	**3.7%**	**13.2%**	**17.0%**
PPS USA	*(5.3%)*	*9.1%*	*1.9%*	*3.7%*	*14.4%*	*16.9%*
PPS Asia-Pacific	**10.2%**	**11.9%**	**11.2%**	**13.2%**	**9.1%**	**14.6%**
PPS Total	**7.3%**	**11.3%**	**11.9%**	**10.8%**	**9.8%**	**12.9%**
Agencies/CE	**4.3%**	**9.5%**	**(0.4%)**	**7.0%**	**19.6%**	**16.5%**
Group total	**7.1%**	**11.2%**	**10.9%**	**10.5%**	**10.4%**	**13.1%**

[2] Organic growth: revenue growth, not adjusted for working days, compared to the same period of the prior year and excluding the effect of foreign exchange rates and acquisitions and divestments.

All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

PERSBERICHT

Trading Update
Eerste kwartaal 2007



Hagemeyer Trading Update
Eerste kwartaal 2007

Highlights

- Totale netto-omzet voor de Groep van € 1.531 miljoen, een toename met € 82 miljoen ten opzichte van het eerste kwartaal 2006 (netto-omzet van € 1.449 miljoen)
- Autonome omzetgroei voor de Groep van 8,0% (Kw4 2006: 11,8%; Kw1 2006: 8,6%)
- PPS autonome omzetgroei van 8,2%, waarvan ongeveer driekwart is toe te schrijven aan prijsstijgingen, met name verbandhoudend met koperprijzen en algemene prijsinflatie in onze markten (Kw4 2006: 12,7%; Kw1 2006: 8,4%)
- PPS ROIC doelstellingen voor 2007 en 2009 blijven ongewijzigd

Autonome omzetgroei[1]	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS	**8,2%**	11,6%	12,7%	12,3%	13,3%	8,4%
ACE	**5,4%**	10,2%	(0,2%)	8,9%	24,8%	12,6%
Totaal Groep	**8,0%**	11,5%	11,8%	12,1%	14,0%	8,6%

Netto-omzet (in € miljoen)	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS	**1.446**	5.824	1.547	1.478	1.435	1.364
ACE	**85**	404	114	102	103	85
Totaal Groep	**1.531**	6.228	1.661	1.580	1.538	1.449

[1] Autonome omzetgroei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersen en acquisities en desinvesteringen.

Rudi de Becker, CEO

"Hagemeyer bleef in het eerste kwartaal van 2007 een goede omzetgroei tonen. Naast de uitstekende prestatie van onze mensen in het veld, droegen ook de hoge prijzen van koperkabelproducten en de sterke marktomstandigheden in Europa en Azië-Pacific aanzienlijk bij aan deze groei. Wij bleven marktaandeel winnen in veel van onze markten. Met name de omzetgroei in de regio Nordics, in Spanje en in Duitsland was opmerkelijk. Ondanks enige zwakte van de markt in de Verenigde Staten, blijven wij positief gestemd over 2007 en verwachten wij de winstgevendheid voor de Groep verder te verbeteren."

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders aangegeven.

Groepsoverzicht

Netto-omzet (in € miljoen)	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS	1.446	5.824	1.547	1.478	1.435	1.364
Agencies/CE	85	404	114	102	103	85
Totale netto-omzet	1.531	6.228	1.661	1.580	1.538	1.449
Netto senior schuld[1]	*233*	*163*	*163*	*294*	*284*	*245*

[1] Netto senior schuld aan het einde van de verslagperiode

Netto-omzet

De netto-omzet voor de Groep over het eerste kwartaal 2007 was € 1.531 miljoen (Kw1 2006: € 1.449 miljoen). De autonome omzetgroei bedroeg 8,0% (Kw4 2006: 11,8%) of € 101 miljoen.

Door het netto-effect van acquisities en desinvesteringen nam de omzet met € 12 miljoen toe, voornamelijk als gevolg van de acquisitie van BREVA in België. Wisselkoersmutaties leidden tot een afname van de omzet met € 31 miljoen. Het grootste effect kwam van de US dollar, de Canadese dollar, de Australische dollar en de Mexicaanse peso. Al deze valuta verminderden in waarde ten opzichte van de euro.

De autonome omzetgroei voor de PPS activiteiten over het eerste kwartaal 2007 bedroeg 8,2% (Kw4 2006: 12,7%), met een sterke groei in Europa en Azië-Pacific. De autonome omzetgroei van de ACE activiteiten bedroeg 5,4% (Kw4 2006: 0,2% negatief).

Financiële positie

De netto senior schuld bedroeg per 31 maart 2007 € 233 miljoen (31 december 2006: € 163 miljoen). De stijging van € 70 miljoen in het eerste kwartaal 2007 is voornamelijk het gevolg van een seizoensmatige toename van het werkkapitaal, een uitgaande kasstroom in verband met acquisities, alsmede inkoop van eigen aandelen ten behoeve van remuneratie-programma's.

Doelstellingen 2007/2009

Onze doelstelling is onze winstgevendheid in 2007 verder te verbeteren. Het PPS ROIC doel voor 2007 blijft 9%.

Onze doelstelling voor 2009 blijft een ROIC van tussen de 11% en 15% voor de PPS activiteiten.

Naarden, 20 april 2007
HAGEMEYER N.V.
Raad van Bestuur

In 2006 realiseerde Hagemeyer een netto-omzet van € 6,2 miljard en had circa 17.500 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders aangegeven.

Professional Products en Services (PPS)

Autonome groei [1]	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS Europa	**12,5%**	**12,8%**	**16,8%**	**14,8%**	**13,3%**	**5,9%**
PPS Duitsland	10,6%	*14,6%*	*21,8%*	*15,1%*	*14,1%*	*6,4%*
PPS Overig Centraal Europa	12,7%	*17,6%*	*16,5%*	*19,5%*	*21,3%*	*13,4%*
PPS VK	2,4%	*8,6%*	*8,7%*	*10,2%*	*9,1%*	*6,3%*
PPS Nordics	21,5%	*13,3%*	*19,4%*	*18,5%*	*12,1%*	*2,2%*
PPS Spanje	23,4%	*15,9%*	*19,3%*	*13,9%*	*21,5%*	*8,6%*
PPS Noord-Amerika	**(4,0%)**	**9,0%**	**2,0%**	**5,2%**	**13,8%**	**15,0%**
PPS VS	*(3,9%)*	*9,1%*	*1,9%*	*5,3%*	*14,4%*	*15,1%*
PPS Azië-Pacific	**9,8%**	**10,4%**	**10,7%**	**13,8%**	**11,6%**	**7,7%**
PPS Totaal	**8,2%**	**11,6%**	**12,7%**	**12,3%**	**13,3%**	**8,4%**

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van acquisities en desinvesteringen.

Netto-omzet
De netto-omzet van PPS over het eerste kwartaal 2007 bedroeg € 1.446 miljoen (Kw1 2006: € 1.364 miljoen). De autonome omzetgroei bedroeg € 97 miljoen.

Het netto-effect van acquisities en desinvesteringen leidde tot een toename van de omzet met € 14 miljoen. Wisselkoersmutaties hadden een negatief effect van € 29 miljoen.

Europa

Duitsland
De autonome omzetgroei in Duitsland in het eerste kwartaal 2007 was 10,6% (Kw4 2006: 21,8%). Er was in alle regio's van Duitsland sprake van sterke omzetgroei, zowel in Constructie & Installatie als in het industriële segment. Een gezondere economische situatie in de elektrotechnische groothandelsbranche, milde weersomstandigheden in het eerste kwartaal en een succesvolle verkoopcampagne voor het industriële segment hadden een positieve invloed op de omzetgroei in het eerste kwartaal. Het openen van nieuwe vestigingen voor het Constructie & Installatie segment leverde ook een bijdrage aan de groei.

Overig Centraal Europa
Onze activiteiten in Zwitserland, Nederland en Oostenrijk realiseerden in het eerste kwartaal 2007 aanzienlijke autonome omzetgroei, zowel in C&I als in het industriële segment.

BREVA in België, dat effectief per 1 januari 2007 geacquireerd werd, wordt nu volledig in de groepsconsolidatie meegenomen. Over 2007 wordt BREVA's omzetgroei niet als autonome groei gerapporteerd, omdat het geacquireerde omzetgroei betreft. Ten opzichte van het eerste kwartaal 2006 was in het eerste kwartaal 2007 sprake van zeer sterke omzetgroei in België.

Verenigd Koninkrijk
Met slechts 2,4% autonome omzetgroei in het eerste kwartaal 2007 (Kw4 2006: 8,7%), ging onze activiteit in het Verenigd Koninkrijk het jaar relatief langzaam van start. Maar voordat wij ons concentreren op omzetgroei en het vergroten van marktaandeel, blijven de prioriteiten vooralsnog de verdere verbetering van onze brutomarge, de bedrijfsvoering en de productiviteit van het werkkapitaal. Als gevolg daarvan zijn wij zeer selectief geworden in het aannemen van nieuwe opdrachten met lage marges. Bovendien ondervonden wij, na de afbouw van het grote project rond Terminal 5 op vliegveld Heathrow, ook enige vertraging in onze projectactiviteiten in het zuiden van Engeland. Wij verwachten dat onze projectactiviteiten in de tweede helft van het jaar weer zullen opleven. Wij concentreren ons bij onze verkoopactiviteiten in het Verenigd Koninkrijk op het verder verbeteren van de kwaliteit van het verkoopkader en de verkoopteams en op het vergroten van onze omzet aan klanten in het midden- en kleinbedrijf (MKB) en groei van onze activiteiten in het industriële segment.

Nordics
De regio Nordics realiseerde een autonome omzetgroei van 21,5% in het eerste kwartaal van 2007 (Kw4 2006: 19,4%; Kw1 2006: 2,2%), duidelijk beter dan de markt. De hoge groei in het kwartaal werd ondersteund door sterke verkopen aan zowel Constructie & Installatie als aan het industriële segment. De marktomstandigheden waren over het algemeen positief en in alle klantensegmenten was sprake van een aanzienlijke toename van activiteit. De dochterondernemingen in de opkomende markten die onder de regio Nordics vallen, te weten China, Rusland, Polen en de Baltische Staten, droegen allemaal bij aan de positieve omzetontwikkeling in het eerste kwartaal 2007.

Spanje
Met een autonome omzetgroei van 23,4% in het eerste kwartaal 2007 (Kw4 2006: 15,9%), verbeterde onze onderneming in Spanje, die al marktleider is, haar marktaandeel verder. Er was sprake van sterke omzetgroei in alle segmenten en productcategorieën. Zonnepanelen en openbare werken vormden een belangrijke stimulans voor de spectaculaire groei. Er werd ook goede voortgang geboekt in het industriële segment. Het nieuwe Regionale Distributiecentrum in Catalonië werd in het eerste kwartaal operationeel, zes weken eerder dan gepland.

Noord-Amerika
In Noord-Amerika was over het eerste kwartaal 2007 sprake van een negatieve autonome omzetgroei van 4,0% (Kw4 2006: 2,0% positief). De autonome omzetgroei in de Verenigde Staten nam af van 1,9% positief in het vierde kwartaal 2006 tot 3,9% negatief in het eerste kwartaal 2007. Deze daling werd voornamelijk veroorzaakt door een hoge vergelijkingsbasis in het eerste kwartaal 2006 als gevolg van een zeer groot bouwproject in het zuidoosten van de Verenigde Staten, het beëindigen in 2006 van een groot MRO contract met een lage brutomarge en teruglopende productieactiviteit bij sommige van onze industriële klanten.
De vertraging in de woningbouw in de Verenigde Staten had een gering effect, aangezien woningbouw slechts een klein deel van onze activiteiten uitmaakt.
In deze afzwakkende economische situatie blijft onze onderneming in de Verenigde Staten zich concentreren op verbeteren van de brutomarge en efficiënt kostenbeheer.

Ook in Canada was in het eerste kwartaal van 2007 sprake van vertraging in de omzetgroei, voornamelijk als gevolg van het achterblijven van projectactiviteiten in de oliesector. Deze activiteiten zullen zich naar verwachting in het tweede halfjaar herstellen.
In Mexico was de groei in het industriële segment voornamelijk toe te schrijven aan nieuwe contracten.

Azië-Pacific
De autonome omzetgroei voor het eerste kwartaal 2007 in Azië-Pacific bedroeg 9,8% (Kw4 2006: 10,7%). In Australië was sprake van positieve groei, zowel in Constructie & Installatie als in het industriële segment.

Onze activiteiten in Maleisië, Thailand en Singapore groeiden sterk gedurende het eerste kwartaal 2007, voornamelijk als gevolg van een groter product/service-aanbod en door de uitbreiding van het aantal klanten.

Agencies/Consumer Electronics (ACE)

Autonome groei [1]	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
Agencies/CE	5,4%	10,2%	(0,2%)	8,9%	24,8%	12,6%

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van acquisities en desinvesteringen.

Netto-omzet
De netto-omzet voor de ACE activiteiten bedroeg in het eerste kwartaal 2007 € 85 miljoen (Kw1 2006: € 85 miljoen). De autonome omzetgroei bedroeg € 4 miljoen of 5,4% (Kw4 2006 0,2% negatief; Kw1 2006: 12,6%).

Het netto effect van acquisities en desinvesteringen leidde tot een omzetafname van € 2 miljoen.

Wisselkoersmutaties hadden een negatief effect op de netto-omzet van nog eens € 2 miljoen.

Onze ACE activiteit in Nederland realiseerde gedurende het eerste kwartaal sterke autonome omzetgroei, als gevolg van sterke verkopen van platte TV-schermen en digitale camera's. Bij onze ACE activiteiten in Azië en Australië was sprake van een vertraging in het eerste kwartaal 2007.

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders aangegeven.

BIJLAGE

Overzicht autonome omzetgroei

Autonome omzetgroei – op basis van een gelijk aantal werkdagen

Autonome groei [1]	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS Europa	**12,5%**	**12,8%**	**16,8%**	**14,8%**	**13,3%**	**5,9%**
PPS Duitsland	*10,6%*	*14,6%*	*21,8%*	*15,1%*	*14,1%*	*6,4%*
PPS Overig Centraal Europa	*12,7%*	*17,6%*	*16,5%*	*19,5%*	*21,3%*	*13,4%*
PPS VK	*2,4%*	*8,6%*	*8,7%*	*10,2%*	*9,1%*	*6,3%*
PPS Nordics	*21,5%*	*13,3%*	*19,4%*	*18,5%*	*12,1%*	*2,2%*
PPS Spanje	*23,4%*	*15,9%*	*19,3%*	*13,9%*	*21,5%*	*8,6%*
PPS Noord-Amerika	**(4,0%)**	**9,0%**	**2,0%**	**5,2%**	**13,8%**	**15,0%**
PPS VS	*(3,9%)*	*9,1%*	*1,9%*	*5,3%*	*14,4%*	*15,1%*
PPS Azië-Pacific	**9,8%**	**10,4%**	**10,7%**	**13,8%**	**11,6%**	**7,7%**
PPS Totaal	**8,2%**	**11,6%**	**12,7%**	**12,3%**	**13,3%**	**8,4%**
Agencies/CE	**5,4%**	**10,2%**	**(0,2%)**	**8,9%**	**24,8%**	**12,6%**
Groep total	**8,0%**	**11,5%**	**11,8%**	**12,1%**	**14,0%**	**8,6%**

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersen en acquisities en desinvesteringen.

Autonome omzetgroei – niet aangepast voor werkdagen

Autonome groei [2]	Kw1 2007	Geheel 2006	Kw4 2006	Kw3 2006	Kw2 2006	Kw1 2006
PPS Europa	**11,7%**	**12,2%**	**15,6%**	**13,1%**	**8,7%**	**11,0%**
PPS Duitsland	*8,9%*	*13,7%*	*20,0%*	*13,3%*	*8,7%*	*11,5%*
PPS Overig Centraal Europa	*11,2%*	*17,1%*	*15,1%*	*17,6%*	*18,1%*	*17,5%*
PPS VK	*2,4%*	*8,6%*	*8,7%*	*8,5%*	*5,7%*	*11,6%*
PPS Nordics	*20,5%*	*12,5%*	*17,8%*	*16,8%*	*6,8%*	*7,4%*
PPS Spanje	*23,4%*	*14,9%*	*17,3%*	*12,1%*	*15,9%*	*13,9%*
PPS Noord-Amerika	**(5,3%)**	**8,8%**	**1,7%**	**3,7%**	**13,2%**	**17,0%**
PPS VS	*(5,3%)*	*9,1%*	*1,9%*	*3,7%*	*14,4%*	*16,9%*
PPS Azië-Pacific	**10,2%**	**11,9%**	**11,2%**	**13,2%**	**9,1%**	**14,8%**
PPS Totaal	**7,3%**	**11,3%**	**11,9%**	**10,8%**	**9,8%**	**12,9%**
Agencies/CE	**4,3%**	**9,5%**	**(0,4%)**	**7,0%**	**19,6%**	**16,5%**
Groep total	**7,1%**	**11,2%**	**10,9%**	**10,5%**	**10,4%**	**13,1%**

[2] Autonome groei: omzetgroei, niet aangepast voor werkdagen, ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersen en acquisities en desinvesteringen

Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders aangegeven.

HAGEMEYER

Hagemeyer N.V. Rijksweg 69, P.O Box 5111, 1410 AC Naarden, The Netherlands
Telephone + 31 (0)35 6957676, fax + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer Annual General Meeting of Shareholders approves 2006 dividend proposal and all other agenda items

Hagemeyer announces that the following resolutions have been taken at its Annual General Meeting of Shareholders held on 24 April 2007:

1. The financial statements for 2006 have been adopted and the proposal to distribute a cash dividend of € 0.06 over 2006 has been approved. The members of the Board of Management and the Supervisory Board have been discharged of their responsibilities for 2006.

2. Deloitte Accountants has been appointed as external auditor to audit the financial statements 2007 of Hagemeyer.

3. The proposed amendments of the remuneration policy with respect to the members of the Board of Management have been approved.

4. For a period of 18 months as from 24 April 2007, the Board of Management has been designated as the competent body to cause Hagemeyer to acquire shares in its capital and has been authorized as the competent body to resolve to issue shares, including the grant of share subscription rights, and to resolve to restrict or exclude the pre-emptive right on any issuance of shares, including any grant of share subscription rights. The authorization applies to a maximum of 10% of the issued capital of Hagemeyer at the date of the resolution to issue shares or grand share subscription rights.

5. The proposal to amend the articles of association has been approved.

Naarden, 25 April 2007
HAGEMEYER N.V.
Board of Management

For further information:
Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2006 Hagemeyer had net revenues of € 6.2 billion and employed approximately 17,500 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

Hagemeyer N V, Rijksweg 69, Postbus 5111, 1410 AC Naarden, Nederland
Telefoon 035 6957676, Fax 035 6944396

PERSBERICHT

Jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer stemt in met dividendvoorstel voor 2006 en alle overige agendapunten

Hagemeyer maakt bekend dat tijdens haar op 24 april 2007 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders de volgende besluiten zijn genomen:

1. De jaarrekening over 2006 is vastgesteld. Het voorstel tot uitkering van een dividend van € 0,06 in contanten over 2006 werd goedgekeurd. Aan de leden van de Raad van Bestuur en Raad van Commissarissen is decharge over 2006 verleend.

2. Deloitte Accountants is benoemd als externe accountant belast met de controle van de jaarrekening 2007 van Hagemeyer.

3. De voorgestelde wijzigingen van het bezoldigingsbeleid met betrekking tot de leden van de Raad van Bestuur werden goedgekeurd.

4. De Raad van Bestuur is voor een periode van 18 maanden, vanaf 24 april 2007, gemachtigd tot het doen verkrijgen van aandelen in het kapitaal van Hagemeyer en is aangewezen als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, en te besluiten tot beperking of uitsluiting van het voorkeursrecht bij uitgifte van aandelen daaronder begrepen het verlenen van rechten tot het nemen van aandelen. Deze uitgiftebevoegdheid betreft ten hoogst 10% van het op het tijdstip van het uitgiftebesluit geplaatste kapitaal van Hagemeyer.

5. Het voorstel tot statutenwijziging werd goedgekeurd.

Naarden, 25 april 2007
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie:
Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2006 realiseerde Hagemeyer een netto-omzet van € 6,2 miljard en had circa 17.500 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

DIVIDEND BETALING

In de op 24 april 2007 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. is het dividend over het boekjaar 2006 vastgesteld op € 0,06 per aandeel van nominaal € 1,20.

Voor de betaling van het dividend zal het volgende tijdschema worden aangehouden:

26 april 2007	:	notering ex dividend
30 april 2007	:	record date dividend
16 mei 2007	:	betaalbaarstelling dividend

Het slotdividend zal aan aandeelhouders via de financiële instelling waar hun aandelen zich op 30 april 2007 na sluiting beurs bevinden, geheel in contanten worden uitgekeerd onder aftrek van 15% dividendbelasting.

Naarden, 25 april 2007
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER

NOTICE OF ADJUSTMENT OF CONVERSION PRICE

HAGEMEYER

HAGEMEYER N.V.
(a public company with limited liability incorporated in The Netherlands with its statutory seat in Amsterdam)

€ 135,000,000 3.50% SUBORDINATED CONVERTIBLE BONDS DUE 2012
ISIN: XS0213543845
Common Code: 021354384
Amsterdam Security Number: 15226

NOTICE IS HEREBY GIVEN in accordance with Article 4(b)(1)(C) and Article 18 of the trust deed (the "Trust Deed") of the € 135,000,000 3.50% subordinated convertible bonds due 2012 (the "Bonds") of Hagemeyer N.V. (the "Issuer") that, pursuant to the announcement made by the Issuer on 25 April 2007 that a dividend of € 0.06 per ordinary share in respect of the financial year 2006 will be paid, the conversion price of the Bonds has been adjusted as of 26 April 2007 from € 2.83 to € 2.78. The conversion prices referred to in Article 4(b)(1)(J) will be adjusted at the same time by the same proportion.

Hagemeyer N.V.
Naarden, 26 April 2007

END